BTIG, llc

65 E. 55th Street

New York, New York 10022

September 16, 2025

VIA EDGAR

Franklin Wyman

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Galata Acquisition Corp. II

Registration Statement on Form S-1

Filed August 26, 2025, as amended

File No. 333-289853

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Galata Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern time on Thursday, September 18, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 50 copies of the Preliminary Prospectus dated September 11, 2025 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

BTIG, llc

By:	/s/ Paul Wood
Name:	Paul Wood
Title:	Managing Director

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]